UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.1)

Speedemissions, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

84770S209

(CUSIP Number)

Copy To:

Richard A. Parlontieri

C/O Speedemissions, Inc.

1015 Tyrone Rd, Suite 220

Tyrone, GA 30290

(770) 306-7667

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84770S209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard A. Parlontieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 3,621,500 8 SHARED VOTING POWER: 560,343 (1) 9 SOLE DISPOSITIVE POWER: 3,621,500 10 SHARED DISPOSITIVE POWER:

560,343 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,181,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (based on 33,604,466 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 103,743 shares owned by CalabriaAdvisors LLC, an entity controlled by Mr. Parlontieri and 456,601 shares owned by jointly by Mr. Parlontieri and his spouse Dianna Parlontieri.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”) of Speedemissions, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1015 Tyrone Rd, Suite 220, Tyrone, GA 30290.

Item 2. Identity and Background

(a)  This statement is filed by Richard A. Parlontieri.

(b)  The principal business address of Mr. Parlontieri is 1015 Tyrone Rd, Suite 220, Tyrone, GA 30290.

(c)  Mr. Parlontieri is the President and Chief Executive Officer of the Issuer.

(d)  Mr. Parlontieri has not, during the last five years, been convicted in a criminal proceeding.

(e)  During the past five years, Mr. Parlontieri has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) Mr. Parlontieri is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Parlontieri received 3,369,000 common shares in April 2011 pursuant to a stock option exchange program that was authorized by the Issuer’s Board of Directors under the Issuer’s stock option plans. In order to provide more adequate compensation and performance incentives to the Issuer’s employees and directors and to further align the interests of the employees and directors with the Issuer’s shareholders, all employees and directors had the opportunity to surrender outstanding stock options to the company in exchange for restricted shares of the Issuer’s common stock.

Mr. Parlontieri received 100,000 common shares in June 2010 pursuant to a director common stock award.

Mr. Parlontieri purchased 456,601 in the open market in August 2010 with his spouse, Dianna Parlontieri.

The 103,752 shares held by Calabria Advisors, LLP were issued in 2004 as part of a debt to equity conversion.

No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction

Mr. Parlontieri acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, the Mr. Parlontieri may purchase additional shares of common stock in private transactions. Subject to the availability of common stock at prices deemed favorable by Mr. Parlontieri, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, Mr. Parlontieri reserves the right to, and may in the future, purchase additional shares of common stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Mr. Parlontieri does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by himself or as a beneficial owner of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock*
Richard A. Parlontieri	3,621,500	10.8%
Richard A. and Dianna Parlontieri	456,601	1.4%
Calabria Advisors, LLC	103,742	0.3%

  *  Based upon 33,604,466 shares of common stock outstanding as of April 18, 2011.

(b)

	Number of shares as to which each Reporting Person has:
	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition	Shared power to dispose or direct the disposition
Richard A. Parlontieri	3,621,500	4,181,843	3,621,500	4,181,843
Richard A. and Dianna Parlontieri	0	456,601	0	456,601
Calabria Advisors, LLC	0	103,742	0	103,742

(c) Except as otherwise described herein, the reporting person has not effected any transactions with respect to the common stock in the last sixty days.

(d) Other than Mr. Parlontieri, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2011

By:	/s/ Richard A. Parlontieri
Richard A. Parlontieri